SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671103
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

228280.1

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Lambda Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,572,432
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,572,432
11	Aggregate Amount Beneficially Owned by Each Reporting Person	21,572,432
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	44.21%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,615,766
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,615,766
11	Aggregate Amount Beneficially Owned by Each Reporting Person	21,615,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	44.26%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,615,766
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,615,766
11	Aggregate Amount Beneficially Owned by Each Reporting Person	21,615,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	44.26%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,615,766
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,615,766
11	Aggregate Amount Beneficially Owned by Each Reporting Person	21,615,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	44.26%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,615,766
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,615,766
11	Aggregate Amount Beneficially Owned by Each Reporting Person	21,615,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	44.26%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D initially filed on October 1, 2007 (the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.	Security and Issuer

The address of the principal executive offices of the Company is:

Nephros, Inc.
41 Grand Avenue
River Edge, NJ 07661

Item 2.	Identity and Background

(a)	This statement is filed by

(i)	Lambda Investors LLC ( “Lambda”) with respect to the shares of Common Stock owned by it directly;

(ii)	Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which is the managing member of Lambda;

(iii)	Wexford GP LLC (Wexford GP”), a Delaware limited liability company, which is the general partner (the “General Partner”) of Wexford Capital;

(iv)	Charles E. Davidson (“Davidson”), the Chairman and a managing member of Wexford GP; and

(iv)	Joseph M. Jacobs (“Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)
Lambda is a private investment fund formed for the purpose of making various investments. Wexford Capital is the managing member of Lambda. Wexford GP is the General Partner of Wexford Capital.  Messrs. Davidson and Jacobs serve as the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Lambda and Wexford GP is a Delaware limited liability company. Wexford Capital is a Delaware limited partnership. Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the date of the Statement, the Company granted each of Mr. Arthur H. Amron, a Partner and Secretary of Wexford Capital LP and Dr. Paul Mieyal, an employee of Wexford Capital LP, in respect of their service as a director of the Company, (i) an option to purchase 15,000 shares of Common Stock of the Company on November 30, 2007 with an exercise price of $0.80 (the “2007 Options”) and (ii) on January 8, 2010, an option to purchase 20,000 shares of Common Stock of the Company with an exercise price of $0.95 (the “2009 Options” and collectively with the 2007 Options, the “Options”). All Options, upon issuance, were assigned to Wexford Capital. At this time, the 2007 Options are fully vested. The 2009 Options vested immediately with respect to 13,334 shares. The remainder will vest in annual installment of 13,334 shares on the first anniversary and 13,332 shares on the second anniversary of the issue date.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the Common Stock, Warrants and Options for investment purposes.  The Common Stock and Warrants were obtained upon the conversion of Convertible Note purchased by Lambda in September 2007.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or  instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.  However, Wexford Capital retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 41,604,798 shares of Common Stock issued and outstanding as reported in the Company’s Form S-1 filed with the Commission on January 21, 2010) are as follows:

Lambda Investors LLC
(a) Amount beneficially owned:	21,572,432	Percent of class:	44.21%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,572,432
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,572,432

Wexford Capital LP
(a) Amount beneficially owned:	21,615,766	Percent of class:	44.26%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,615,766
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,615,766

Wexford GP LLC
(a) Amount beneficially owned:	21,615,766	Percent of class:	44.26%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,615,766
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,615,766

Charles E. Davidson
(a) Amount beneficially owned:	21,615,766	Percent of class:	44.26%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	21,615,766
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	21,615,766

Joseph M. Jacobs
(a) Amount beneficially owned:	21,615,766	Percent of class:	44.26%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	21,615,766
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	21,615,766

Wexford Capital may, by reason of its status as managing member of the Lambda, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Lambda.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D A/1.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

LAMBDA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS